News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

5 November 2013

Reed Elsevier site visit:  Reed Exhibitions – Reed Travel Exhibitions presentation at World Travel
Market, London

Reed Elsevier this morning held a presentation on Reed Travel Exhibitions in London, describing the market background, business activities and growth agenda. No new trading information was disclosed.

Following the event, slides are available on Reed Elsevier’s website at www.reedelsevier.com.

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Notes to editors

About Reed Elsevier

Reed Elsevier Group plc is a world leading provider of professional information solutions. The group employs approximately 28,500 people of whom half are in North America. Reed Elsevier Group PLC is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV; the combined market capitalisation of the two parent companies is approximately £19bn/€22bn. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.